MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and six months ended June 30, 2014 and 2013

_______________________

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (formerly Keegan Resources Inc.) (“Asanko” or the “Company”) has been prepared by management as of August 12, 2014 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2014 and the related notes thereto, prepared in accordance with International Accounting Standard No.34, Interim Financial Reporting. This MD&A should also be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2013 and the related notes thereto. All financial information has been prepared in accordance with International Financial Reporting standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to C$ are to Canadian dollars.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 27 carefully.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia.   The Company’s shares trade on the Toronto Stock Exchange and NYSE MKT Equities Exchange under the symbol “AKG”.  The Company’s primary asset is its Asanko Gold Mine Project (the “Project”) located on the Asankrangwa gold belt in Ghana.

Asanko’s vision is to become a mid-tier gold producer. In achieving this goal it will continue its emphasis on prudent deployment of capital and a sharp focus on operating costs.  This vision will be achieved through:

•

The phased development of the Asanko Gold Mine Project, with a Phase 1 goal of producing 200,000 ounces per year commencing in 2016 and a Phase 2 potentially adding up to 200,000 ounces per year by 2018;

•

Organic growth via near-mine exploration and judicious regional exploration on its existing exploration projects in Ghana, and

•

Pursuing growth via merger and acquisition opportunities as they arise.

Highlights for the three months ended June 30, 2014 and the subsequent period to August 12, 2014

•

Following the completion of the acquisition of PMI Gold Inc (“PMI”), the integration of PMI into the Company was completed during the period.  PMI’s office in Perth and Accra have been closed and the Esaase and Obotan project sites have been rationalised into a single project site at Obotan.  Obotan is being developed as Phase 1 of the Project which targets 200,000 oz of annual gold production starting in Q2 2016 based on the September 2012 Obotan Project Definitive Feasibility Study (“DFS”).

•

Early works development was nearing completion on Phase 1 of the Project during the period. The early works consisted of preparing the infrastructure and site facilities for construction including the existing site access road, camp facility, offices, medical clinic and upgrading site communication systems.  As well, Front End Engineering and Design (“FEED”) was advanced substantially with the EPCM contractor, DRA of Johannesburg, South Africa.

•

Based on the detailed engineering work, the capital cost of Phase 1 of the Project was confirmed to be in line with the DFS at $295 million.  The capital cost estimate was completed to a level of detail suitable for use as the Control Budget Estimate (“CBE”) for the Project as is generally considered accurate to +/- 5%.

•

The Company advanced a program to review and revise the Mineral Resource Estimate (“MRE”) for the Obotan project deposits: Nkran, Adubiaso, Abore and Asuadai.  The available drill core was completely re-logged, the data base was consolidated and verified and a geological and structural model was developed for the deposits.  An independent MRE is largely complete and expected to be finalized and announced in early September.  Work completed today indicates that there will be no material change to the existing disclosed MRE.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

•

The Company’s amended definitive Loan Agreements with UK based resource group Red Kite were finalized and executed subsequent to June 30th.  Initial Conditions Precedent were met and the Company has drawn the first $20 million tranche of the $150 million facilities. When combined with the cash on hand of $231 million at June 30th, Phase 1 of the Project is fully financed with no hedging, cash sweep or limitations on the Company’s growth strategy.

•

With the project largely de-risked by completing financing, validating the MRE and confirming the capital cost to a high degree of accuracy, the Company’s Board of Directors approved Phase 1 of the project for construction and ground breaking is expected to occur in the last half of August 2014.  The Company has mobilised the bulk earthworks contractors to site.

•

The Company strengthened its Executive Management Team with the hiring of Jonathan Collins as General Manager, Operations.  Jonathan is based on the Asanko Gold Mine site and recruiting is underway for the operations team in accordance with the Company’s manpower plan.

•

An exploration drilling program was completed at Dynamite Hill, a near surface deposit located 7km north of the planned Phase 1 processing facility.  A maiden MRE will be completed in conjunction with the revised MRE for the Obotan deposits and is expected to be released in September 2014.  Geotechnical and hydrological engineering work was also completed and it is expected that Dynamite Hill will be exploited during the early phases of mining in Phase 1, de-risking the start-up by reducing the reliance on a single mining pit at Nkran.  A modification to the Company’s mining permit will be required in order to exploit Dynamite Hill.  Applications will be lodged upon completion of definitive mine planning in Q3 2014.

•

The Company has initiated a Scoping Study with DRA in Johannesburg, South Africa to evaluate the different options for development of Phase 2 at the Asanko Gold Mine.  It is envisaged that Phase 2 will consist of an expansion to the Phase 1 processing facility with Esaase being mined as a large satellite pit.  The current Phase 1 detailed design has made allowances in the processing plant, tailings dam and support infrastructure to cater for the inclusion of Phase 2, which has the potential to increase gold production up to 400,000 ounces per year.

The Company has been monitoring the outbreak of the Ebola virus in other West African countries very carefully.  Although Ebola has not been detected in Ghana and business continues to operate normally, the Company has taken proactive steps to prevent occurrences of the virus through its staff, contractors and local village populations.  The preventative measures include education programs and the implementation of strict health measures on the Project site and in our offices.  In addition, the Company has put a travel screening program and pre-employment medical examinations in place to prevent the virus from being brought to the Project site by mobile workers.  Crisis plans have been developed should the virus be detected in Ghana and/or the local community.  The Company will continue to monitor the situation and continue with precautions until the virus is deemed by health authorities to have been brought under control.

Asanko Gold Mine Project

The acquisition of PMI in early 2014 has created a flagship project in Ghana and the foundation on which to build a mid-tier gold mining Company.  The flagship project was created by combining both the Obotan and Esaase Projects into one mine now referred to as the “Asanko Gold Mine Project”.  The process of integrating all former PMI operations into Asanko was completed in early May 2014 with PMI’s Perth office closed and the Company’s operations in Ghana combined into a single business unit.

Asanko’s vision is to become a mid-tier gold producer with a continued emphasis on prudent deployment of capital and a sharp focus on operating costs.  This vision will be achieved through:

•

The phased development of the Project, with Phase 1 producing at an annualized 200,000 ounces per year in 2016;

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

•

Organic growth via near-mine exploration and judicious regional exploration on its existing exploration projects in Ghana, and

•

Pursuing growth via further merger and acquisition opportunities.

Location

The Project is located in the Amansi West District of Ghana, approximately 35km south west of the regional capital Kumasi and consists of three primary concessions:  Abore-Abirem, Adubea and Esaase.  Abore-Abirem and Adubea mining leases cover a total area of 88.98 km2 and contain the key Nkran deposit as well as the smaller satellite deposits of Abore, Asuadai, Adubiaso and Dynamite Hill. The Esaase concession covers 42.32 km2 and contains the second primary deposit making up the Project shown in Figure 1.

Figure 1 – Key concessions and mining pit locations for the Project.

Development Strategy

The Company envisions developing the Asanko Gold Mine in two phases.  Phase 1 is based on the September 2012 DFS for the Obotan Project and is fully financed, fully permitted and approved by the Board of Directors for a construction.  Phase 1 is expected to be in steady-state production of 200,000 ounces per year by Q2 2016 mining ore from the main pit

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

at Nkran, along with feed from satellite pits at Adubiaso, Abore, Asuadai and the recently discovered Dynamite Hill.  Phase 1 infrastructure will include a 3 million tonne per annum CIL processing plant located near the existing Nkran deposit, as shown in Figure 2.

A Scoping Study has been initiated to evaluate the different options for development of Phase 2 at the Asanko Gold Mine.  It is envisaged that Phase 2 will consist of an expansion to the Phase 1 processing facility with Esaase being mined as a large satellite pit.  The current Phase 1 detailed design has made allowances in the processing plant, tailings dam and support infrastructure to cater for the inclusion of Phase 2, which has the potential to increase gold production to 400,000 ounces per year.

Figure 2 Project Phase 1 Infrastructure Plan

Phase 1 Construction

In early April, the Company engaged DRA as the Engineering, Procurement, Construction and Management (“EPCM”) contractor for the design and construction of Phase 1 of the Project as well as Knight Piesold to design the Tailings Storage

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Facility and carry out detailed geotechnical engineering works for the site.  Shortly thereafter, the Company initiated an early works program designed to advance the critical activities that will allow the Company to maintain its project schedule, targeting first gold in Q1 2016.

Early works programs have been largely completed and full EPCM has been initiated with ground breaking at the plant site expected to commence in the last half of August 2014.The site early works program included:

•

Upgrading of the site access road.

•

Refurbishment of the mining village.

•

Construction of a medical clinic.

•

Placement of orders for mobile equipment.

•

Refurbishment and upgrades to the site’s airstrip.

•

Construction of a potable water system.

Engineering, Procurement and Construction Management (EPCM)

Since commencing work in early April, DRA have advanced several key front-end engineering and design activities, including:

•

Plant layout is now complete, revised to incorporate a potential Phase 2 expansion to the plant.

•

An initial order is expected to be placed shortly for the detailed design of the 161kV electrical infrastructure.

•

Various structural and civil designs are underway to allow bulk earth works to commence at the plant site in August 2014.

•

Mechanical equipment list, process and instrumentation diagrams and process design criteria have been completed.

•

Operating costs are in the process of being updated.

•

Civil, mechanical, electrical and infrastructure designs have been completed to sufficient detail to allow the detailed capital cost to be estimated.

•

The Control Base Estimate (“CBE”) or detailed capital cost estimate for the Project was completed to a high degree of accuracy (+/- 5%).

The CBE was designed on a modular basis to cater for the possible inclusion of Phase 2 of the Project on the same site.  Phase 1 has incorporated sufficient plant terracing and designed the plant layout and infrastructure to cater for the potential of Phase 2.

Asanko Gold Mine – Phase 1	Capital Estimate (US$ million)
Process plant	85.48
Mining (pre-production costs)	70.59
Power infrastructure	18.18
Buildings, offices and accommodation	12.31
TSF, WRD, ROM, water supply, civil works	23.08
CSR, owners team, G&A	47.37
EPCM	15.51
Sub total	272.52
Contingency & estimating inaccuracies	22.75
Total	295.27

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Knight Piesold have advanced geotechnical engineering with some additional geotechnical drilling completed over the past two months to support the detailed mine plan for the Nkran pit.  As well, geotechnical and hydrological studies have been completed for Dynamite Hill.

Mineral Resource Estimate Update and Mine Planning

Asanko’s independent Qualified Person with respect to NI 43-101 is currently finalizing the Mineral Resource Estimate (“MRE”) for the Nkran, Adubiaso, Abore , Asuadai and Dynamite Hill deposits and does not anticipate that the MRE will be materially different to the current disclosure.  Based on the revised MRE, a preliminary mine plan has been prepared.  The Company is continuing to work on detailed mine planning and pit sequencing optimizations, including a mine plan for the recently discovered near-mine deposit Dynamite Hill.  This detailed mine plan will be included in the Definitive Project Plan which is expected to be published by Q4 2014.  The Definitive Project Plan is not expected to be materially different to the DFS mining plan of 2.25 million ounces of gold produced over an 11.5 year LoM.

While the overall MRE has not changed materially since the previous estimate (announced in September 2012 and the basis for the Company’s current disclosure), the revised estimate incorporates a more detailed geological model and utilises a combination of Indicator Kriging and Ordinary Kriging to bring a higher level of confidence and detail to the MRE which makes it more suitable for detailed mine planning.

The contract tendering process has begun for the pre-strip component of the Nkran pit, which the Company expects to begin in Q4 2014.  The pre-stripping of Nkran involves cutting back the existing pit from historical mining operations.  Total pre-strip requirements are approximately 18-20 million tonnes of waste to be moved to access the Nkran ore for the commencement of mining operations in Q3 2015.

Permitting

In November, 2012, the Company received mining leases on the Abore-Abirem and Adubea prospecting licences. The mining leases have been granted for different periods, with the Abore lease expiring on November 1, 2017, the Abirem lease expiring on March 27, 2026, and the Adubea lease due to expire on November 1, 2018. All leases are renewable under the terms of the Minerals and Mining Act, 2006. In conjunction with the formal issue of the Mining Leases, the Company also received a key water discharge permit which will allow the commencement of dewatering operations of the Nkran and Adubiaso pits.

In November 2013, the Company received the Environmental Permit from the Environmental Protection Agency (“EPA”) in Ghana and the Mine Operating Permit from the Mines Inspectorate in Ghana for Phase 1 of the Project.  As such, the Company has all necessary major permits required to proceed with the start of construction of Phase 1 of the Project.

The Phase 1 Environmental Permit incorporates the requirement for limited backfilling of the smaller satellite pits, relocation planning for potentially affected dwellings, cyanide detoxification of discharge water and installation of a tailings dam liner.  These items are all incorporated and allowed for in the current capital cost estimate.

There is also a condition in the Environmental Permit requiring the Company to post the first portion of its reclamation bond for the Project.  The first bond payment is expected to be made in Q3 2014 and will consist of a cash component, as well as a letter of credit with a recognized financial institution.  The terms of the reclamation bonding are currently being negotiated with the EPA in the form of a standard Reclamation Security Agreement.

In early June 2014, the Minerals Commission declared a moratorium on building, improvements to existing buildings or roads, and planting new crops on the expected mining and infrastructure areas for Phase 1.  The declaration of a moratorium is an important precursor to construction activity and will establish the basis for crop compensation and land use deprivation processes to commence with the local communities.  In addition, work is underway on a Resettlement Action Plan (“RAP”) which will be reviewed and approved by the Ghanaian Environmental Protection Agency in Q4 2014.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

The Company continues to advance the permitting required to mine Dynamite Hill in Q3 2015.  It is expected that a modification to the existing Mining Permit will be required and an application will be filed upon completion of detailed mine planning in Q4 2014.

In addition, the Company received the Environmental Invoice (the "Invoice") and Water Use Permits for the Esaase deposit from the relevant Ghanaian Regulatory Authorities in March 2014.  The Invoice, issued by the EPA, through its Technical Review Committee, is a pre-cursor to receiving the final Environmental Permit. Asanko will now finalize its EIS to incorporate the comments of the Invoice, which are not expected to be onerous, and submit it to the EPA for final permitting, which will occur in due course.  Following the receipt of the Invoice from the EPA, Asanko applied for and received a temporary mining permit for Esaase.

The Company has also received three key Water Use Permits required for the Esaase site from the Ghanaian Water Resources Commission ("WRC"). The permits will allow the Company to abstract boreholes for domestic, construction and operation purposes at the Esaase site and are valid for an initial period of three years and renewable thereafter.

Available Project Financing

On July 14, 2014 the Company executed an amended Definitive Senior Facilities Agreement (“DSFA”) for a US$150 million secured project debt facility with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”).  The terms of the amended DSFA, originally announced on April 15, 2014, are substantially similar to the DSFA that Asanko announced on October 24, 2013 for its Esaase Project with the debt provided under the amended DSFA now to be utilized for developing Phase 1 of the Project.

Combined with Asanko’s cash on hand of US$231 million, this debt facility fully finances the Project through to production.  Asanko satisfied initial conditions precedent and drew US$20 million of the loan. The next draw down requirement is for an additional US$40 million to be requested by December 22, 2014.  The balance of the funds will be drawn by the Company on an as-needed basis during 2015.

The Agreement provides for two loan facilities: a US$130 million loan facility (the “Project Facility”) and a US$20 million cost overrun facility (the “Overrun facility”), the details of which are outlined below.  The Overrun facility is provided as an option available to the Company, should it be required.  Performance under the amended agreement will be fully secured by the assets of the Company’s Ghanaian subsidiaries and will be guaranteed by the Company until Project completion.  There are no gold hedging provisions, cash sweep requirements or other restrictions usually associated with traditional project finance facilities of this nature, and Asanko will not be restricted from pursuing its growth strategy.

Project Facility Details (US$130 million):

•

Interest rate of LIBOR + 6% with a one percentage minimum LIBOR rate;

•

1.5% fee payable on drawdowns;

•

Three and a half year quarterly repayment schedule or early repayment at any time without penalty; and

•

Conditions precedent to complete the first US$60m in drawdowns to be met by July 24, 2014 are predominantly administrative and typical for a financing of this nature.

•

Further conditions precedent to complete full drawdown include completion of the Phase 1 Definitive Project Plan with material outcomes substantially the same as the DFS.

Overrun Facility Details (US$20 million):

•

Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

•

3% fee payable on drawdowns;

•

Three year quarterly repayment schedule and early repayment at any time without penalty; and

•

Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete Phase 1, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite.  The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Offtake Agreement Details:

•

100% of the future gold production from Phase 1 to a maximum of 2.22 million ounces;

•

Red Kite to pay for 100% of the value of the gold ten business days after shipment;

•

A provisional payment of 90% of the estimated value will be made one business day after delivery;

•

The gold sale price will be a spot price selected during a nine day quotational period following shipment;

•

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project and Overrun Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination, and

•

Prior to removal of the conditions precedent for the Project Facility, the Company can terminate the agreement with Red Kite by repaying the loan and paying an Offtake termination fee which is fixed at US$3 million while US$20 million is drawn (before December 31, 2014) and US$6 million after the additional US$40 million is drawn.

Project Schedule

An update on the key milestones that the Company is working towards are, as follows:

Original Guidance

Current Status

Commence early works

Q2 2014

Nearing Completion

Near mine resource definition drilling at Dynamite Hill

Q2 2014

Complete

Finalize revisions to the Red Kite financing arrangements

Q2 2014

Complete

Investment Decision for Phase 1

Q3 2014

Complete

Definitive Project Plan including updated MRE

Q4 2014

Ongoing

Commence Project Construction

Q3 2014

Start - August

Evaluate trade off studies for Phase 2

Q4 2014

Underway

Commissioning and Ramp-up

Q1 2016

Q1 2016

Steady State Production of >200,000 oz/year

Q2 2016

Q2 2016

Near-Mine Exploration

On July 9, 2014, the Company announced highly encouraging results from its 2014 infill drilling program at Dynamite Hill which confirmed the continuity of the gold mineralisation. Dynamite Hill is located approximately 7 km to the north-east of the planned processing facility for Phase 1 of the Project.

Geological and structural models are now being constructed for Dynamite Hill, which will provide the basis for a maiden mineral resource estimate (“MRE”). Geotechnical, hydrogeological, and permitting related studies are on-going and, together with the MRE, will be incorporated into the Definitive Project Plan, to be completed by Q4 2014. It is anticipated that Dynamite Hill will be mined to supplement ore feed from the main Phase 1 pit at Nkran during the start-up of operations in 2016 and early years of production at the Project.

Dynamite Hill lies within the north east extension of the Nkran Shear Corridor which hosts several other deposits, including the Nkran deposit. The infill drilling program was initiated in April 2014, as a follow up to two successful phases of exploration drilling in 2013, and was aimed at further delineating the ore body and generation of a maiden MRE.

An additional 2,094m of core and 4,611m of RC were drilled from April through June for a total of 6,705m in 42 drill holes in the 2014 infill program. Assay results received from the first 32 of 42 drill holes continue to demonstrate the consistency of mineralisation within the ore body. Significant results from the current drilling are shown in Table 1, Figure 3 and Figure 4.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Table 1 – Significant Drill Intercepts from Second Half 2013 Dynamite Hill Exploration

Hole	Intercept	From Depth
DYRC-14-091	21.0 m @ 2.14 g/t	33.0
DYRC-14-095	50.0 m @ 1.23 g/t	70.0
DYRC-14-101	25.0m @ 3.37 g/t	81.0
DYRC-14-102	30.0m @ 2.53 g/t	105.0
DYRC-14-119	46.0m @ 3.02 g/t	7.0

Asanko has one of the largest concession packages in Ghana with over 650km2 of semi-contiguous concessions spanning 80km of the Asankrangwa Gold Belt. The belt is underexplored, and only limited work has been undertaken with a holistic view of the regional prospectivity.

In addition to Dynamite Hill, the Company has identified several near mine targets which will be the focus of drilling programs in H2 2014 with the aim of discovering additional near surface oxide deposits that can provide additional feed to Phase 1 of the AGM. These targets range from untested geochemistry anomalies to extensions of existing deposits within the various parallel structural corridors that make up the Asankrangwa gold belt. These drilling programs will commence in Q3 2014 and are expected to be completed by the end of the year.

Figure 3 – Drill Hole Locations and Selected Intercepts

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Figure 4 – Section Line 425m with Select Drill Intercepts

North-West
South-East
DYRC14-110
DYRC14-112
DYRC14-111
DYRC14-119
300 RL
200 RL
200 RL
46m@3.02 g/t Au
incl 1m@44.4 g/t Au
and incl 1m@25.6 g/t Au
and incl 4m@8.61 g/t Au
Base of complete oxidation
15m@1.18 g/t Au
and 18m@1.59 g/t Au
Top of fresh rock
8m@1.42 g/t Au
8m@2.78 g/t Au
15m@1.45 g/t Au
8m@2.78 g/t Au
34m@1.38 g/t Au
111m
112m
150m
166m
200m
DYRC14-117
40 metres
2014 drilling result
Mineralised zone
Quartz-Feldspar-Porphyry
Phyllite
Greywacke
Drill hole with >0.5 g/t Au mineralised intercept
Section Line 425m
OBO_00010C - S450m

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Organizational Capability

On June 1, 2014 the Company officially appointed Jonathan Ebo Collins as General Manager - Asanko Gold Mine.  Charles Amoah, the current acting General Manager and a metallurgist, will continue with the Company as Manager – Processing.  Recruitment is underway for other key operating positions as the Company continues to build its organisational capability in Ghana.

Jonathan is a Ghanaian national and a mining engineer with over 25 years of operational experience in the African mining sector.  He has worked in Ghana, South Africa and Liberia, predominantly for major natural resources companies such as Xstrata Coal, Anglo American, Arcelor Mittal, Total, and Sasol.  He began his career with Ashanti Goldfields, now AngloGold Ashanti, at the Obuasi mine before moving to South Africa to work in the coal industry.  During his career, he has been Mine Manager and General Manager of several large coal operations with both open pit and underground mines and he has overseen projects from construction and commissioning through to operations.  He has won multiple national safety awards in recognition of the outstanding safety performance of the mines under his management. Jonathan holds a Bachelor of Science and a Postgraduate Diploma in Mining Engineering and is a member of the South African Institute of Mining and Metallurgy (SAIMM).

Expenditures

Exploration and evaluation expenditures

Other than near mine resource definition drilling at Dynamite Hill, which was capitalized as development costs to Mineral Interests, the Company did not have any active exploration programs during the six months ended June 30, 2014. The following exploration and evaluation expenditures relate to ongoing support and sustaining costs of the Company’s mineral resource properties in areas where the technical feasibility and economic recoverability has not yet been established.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Asanko Gold Mine Project	$ 41,008	$ 432,391	$ 83,033	$ 963,012
Kubi	22,742	-	35,537	-
Other	10,459	-	13,528	344
	$ 74,209	$ 432,391	$ 132,098	$ 963,356

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Development costs capitalized to mineral interests

	Asanko Gold Mine Project	Kubi	Other	Total

Mineral interest
Balance, December 31, 2013	$ 4,695,444	$ -	$ 170,043	$ 4,865,487
Acquisitions for the period	391,051	-	1,250	392,301
Fair value on acquisition of PMI	110,423,463	4,362,365	500,000	115,285,828
Balance, June 30, 2014	115,509,958	4,362,365	671,293	120,543,616

Deferred development costs
Balance, December 31, 2013	56,097,384	-	-	56,097,384
Asset retirement assets	438,534	29,291	-	467,825
Camp operations	1,579,625	-	-	1,579,625
Development support costs	644,803	-	-	644,803
Development drilling and assays	1,069,465	-	-	1,069,465
Feasibly studies and engineering	6,170,843	-	-	6,170,843
Permitting	355,544	-	-	355,544
Share-based payments	1,647,151	-	-	1,647,151
Community affairs and environment	1,003,975	-	-	1,003,975
Additions for the period	12,909,940	29,291	-	12,939,231
Balance, June 30, 2014	69,007,324	29,291	-	69,036,615
Total mineral interest and deferred development costs, June 30, 2014	$184,517,282	$ 4,391,656	$ 671,293	$ 189,580,231

During the six months ended June 30, 2014, the Company capitalized $12.9 million of development costs to the Project, of which $0.5 million related to asset retirement obligations.

During the six months ended June, 30, 2014, the Company incurred $0.4 million of various legal and concession maintenance costs and recognized an aggregate fair value of $115.3 million of mineral interest acquired on the acquisition of PMI.

PMI Acquisition

On December 17, 2013, the Company and PMI entered into a definitive arrangement agreement whereby Asanko agreed to acquire all of the common shares of PMI under a statutory plan of arrangement under British Columbia law (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement under which the former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,919 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

The acquisition of PMI has created a flag ship project in Ghana and the foundation on which to build a mid-tier gold producer by combining PMI’s Obotan gold project with the Company’s Esaase gold project as well as provides significant exploration potential for future project development pipeline through exploration of numerous high priority targets on the consolidated 1,000 sq. km land package. The Company also expects to reduce costs through operational and capital costs synergies.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

With the acquisition of PMI, the Company acquired interest in certain mineral resource concessions referred to in this document as the Obotan Gold Project, Kubi and the Diaso concessions.

A preliminary allocation of the estimated purchase price at February 6, 2014, subject to final adjustments, is as follows:

Preliminary estimated purchase price:

87,149,919 common shares of Asanko at C$2.12 per share	$166,743,940
3,237,491 replacement options	2,318,492
126,000 replacement warrants	23,594
Total consideration	$169,086,026

Net assets acquired: Cash and cash equivalents	$82,351,619
Restricted cash	1,098,514
Receivables	132,090
Prepaid expenses	235,286
Property and equipment	794,284
Mineral interest and deferred development costs	115,285,828
Accounts payable and accrued liabilities	(5,937,445)
Asset retirement provision	(1,447,277)
Deferred income tax liability	(23,426,873)
Net assets acquired	$169,086,026

Other Properties

The Company has over 1,000 km2 of concessions in Ghana, as shown in Figure 5.  The Company has initiated a thorough review of its concessions and expects to rationalize its Ghanaian land holdings in early 2015.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Figure 5 Asanko’s Ghanaian concessions.

N
Asumura
Ahafo
Kumasi
Konongo
Bibiani
Asanko
Gold
Akyem
Chirano
Obuasi
Diaso
Edikan
Kubi
Bogoso
Damang
Prestea
Tarkwa
Induapriem
Southern Ashanti
Legend
Significant Gold Projects
Asanko Concessions
Greenstone Belts
0
25
50
100 Kilometers

The concessions include:

•

Asumura - located on Sefwi Belt, 65km south of Newmont’s 23Moz Ahafo Mine

•

Kubi - located on Ashanti Gold Belt, close to AngloGold Ashanti’s 60Moz Obuasi Mine

•

Diaso - part of  over 70km strike length over the highly prospective Asankrangwa Gold Belt

Kubi

The Kubi Project is located 65 km east of the Asanko Gold Mine, 15 km immediately south along strike from the Obuasi gold mining complex (owned by AngloGold Ashanti) and 12 km north east of the Edikan Gold Mine (owned by Perseus Mining). The Kubi tenements cover the intersection of two major regional geological structures – the north-south trending Ashanti shear zone and the east-west trending structures associated with Perseus Mining’s Edikan Gold Mine.

The Kubi Project comprises two mining leases which cover a total of 19.34 km² and prospecting licenses which covers 32.83 km². The Kubi Project is predominantly located in the Adansi South District of the Ashanti Region and a portion of the Upper Denkyira District of the Central Region of Ghana.  Dunkwa is the closest major town to the concession. The Supuma Shelter Belt forest reserve covers approximately 10% of the project area.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

The Kubi mining leases, which expire on September 17, 2028, are held by a subsidiary of the Company for exploitation of gold only and cover a combined area of 19.34 km2.  Royal Gold, Inc. of Denver holds a 3% net proceeds of production royalty interest.

Diaso

The Diaso concessions offer significant exploration upside along the Abore, Nkran and Fromenda shears within the Asankrangwa Gold Belt:

Diaso North Concessions:

•

These concessions include:  Kaniago (Adansi), New Obuasi, Gyagyastreso (Switchback North) and Nkronua-Atifi (Swtichback South), Datano, and the Afiefiso portion of the Diaso-Afiefiso concession.

Diaso South Concessions:

•

These concessions include: Diaso portion of the Diaso-Afiefiso concession, Amuabaka, Juabo, Agyaka Manso and Manhia

The Diaso concessions were predominantly acquired from Goknet Mining in May 2006 and are subject to a 2% NSR royalty to Goknet, with the exception of Datano, which was acquired in July 2012 from the Midras Mining Company.

Asumura

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% free carried interest by the Ghanaian government.

Exploration activities are currently on care and maintenance, however the Company is considering a small exploration program for 2014 or early 2015.

Free Carried interest to the Ghanaian Government

 Section 43.1 of the Ghanaian Minerals and Mining Act of 2006, (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of the Company’s Ghanaian subsidiary which owns the Esaase concession have been issued into the name of the Government of Ghana with a goal of settling the obligation. The government has a nominee on the board of this subsidiary. There is no shareholders agreement between the Company as the 90% shareholder and the Government of Ghana as the 10% shareholder. The Ghanaian Governement is entitled to 10% of declared dividends from the net profits of Asanko Ghana but does not have to contribute to its capital investment.

The Company’s Ghanaian subsidiary which owns the Abore-Abirem and Adubea mining leases has neither issued 10% of the Company’s shares to the Government of Ghana nor appointed a government representative to the board of the subsidiary.  The Company expects to do so in due course.

Ghanaian Mining Royalties and Taxes

On March 19, 2010, the Government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now requires the holder of

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

a mining lease, restricted mining lease, or small scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax was proposed to be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.  The Company now believes it is unlikely that a windfall profit tax will be implemented in the near future.

Legal Proceedings

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject, and there are no such proceedings known by the Company to be contemplated, where there is a claim for damages that exceeds ten percent of the Company’s current assets.

Goknet Arbitration

On November 6, 2012, the Company received a request from Goknet Mining Company Limited (“Goknet”) seeking PMI’s consent to the assignment of certain royalties under a 2006 Purchase Agreement between the Company and Goknet. The Company provided its consent on January 9, 2013 without pre-supposing that certain royalties alleged to have been created under such agreement were created. Goknet subsequently invoked the arbitration provisions of the contract under British Columbia law. An arbitral panel was established by the end of April, 2013, and the arbitration hearing is scheduled for September 2014. The arbitration panel is expected to rule as to whether a 2% NSR royalty is owed to Goknet from future production from the Abore-Abirem and Adubea mining leases.

Godbri Datano Claim

On September 14, 2012, Godbri Mining Limited (“Godbri”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, the sale of the Datano concession to the Company is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Gold Company (GH) Limited (“Adansi”). Adansi filed a defence on November 12, 2012. Godbri subsequently amended its claim on January 29, 2013 and in March 2013, both PMI and Adansi filed further defences. The matter is currently awaiting trial. The Datano concession was acquired in August 2013 from Midras. The transaction was legally completed between Adansi and Midras, and accordingly the Company considers the claim made by Godbri to be spurious and without any merit. Godbri is a private Ghanaian company.

Matisse and Madison Claim

On October 22, 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Selected Annual Information

		Year ended December 31, 2013		Nine months ended December 31, 2012		Year ended March 31, 2012

Total revenue	$	NIL	$	NIL	$	NIL
Loss for the year		1,692,203		13,546,202		38,152,585
Loss per share – basic and diluted		0.02		0.17		0.51
Total assets		242,180,938		254,296,574		226,935,263
Total long-term financial assets		NIL		NIL		NIL
Cash dividends declared per share		NIL		NIL		NIL
Working capital		170,757,759		201,741,827		193,686,643

Results of Operations

Three months ended June 30, 2014 and 2013

During the three months ended June 30, 2014 (“Q2 2014”) Asanko had net income of $0.5 million or basic and diluted earnings of $0.00 per share compared to a net income of $1.7 million or $0.02 per share during the three months ended June 30, 2013 (“Q2 2013”). The main drivers for the net income in Q2 2014 were a foreign exchange gain of $2.8 million and a gain on foreign currency warrant revaluation of $0.2 million. The main driver for the reported net income in Q2 2013 was a gain on foreign currency warrant revaluation of $6.1 million.

Administration expenses incurred during the three months ended June 30, 2014 were $2.4 million compared to $2.7 million during the comparative period, a decrease of approximately 11%.

Significant variances in administration expenses included the following:

•

Consulting fees, wages and benefits decreased by $0.2 million or 22% to $0.8 million, due to a one-time payment of $0.4 million for the termination of an executive employment contract in Q2 2013. This decrease was partly offset by increased wages expense due to additions to the executive team later in 2013.

•

Travel, promotion and investor relations decreased by $0.3 million or 42% during Q2 2014 compared to Q2 2013 in line with the Company’s efforts to reorganize its investor relations. The reorganization included termination of all investor relations personnel services provided by Universal Mineral Services Ltd. (“UMS”) effective July 1, 2013 and the hiring of an investor relations consultant based in the UK.

The decrease in administration expenses, discussed above, was partially offset by an increase in professional fees of $0.2 million due to an increased need of legal services in relation to the Goknet arbitration and other as disclosed in note 15 of the unaudited interim consolidated financial statements for the three and six months ended June 30, 2014.

Exploration and evaluation expenditures were $0.1 million during Q2 2014 as compared to $0.4 million in Q2 2013, a decrease of $0.3 million. Exploration programs have been on care and maintenance for the last few quarters, in an effort to conserve cash for the advancement of the Project.

During Q2 2014, the Company incurred restructuring costs of $0.1 million compared to $nil in Q2 2013. The restructuring charges in Q2 2014 relate to employee terminations due to redundancy post the acquisition of PMI. The restructuring was completed in Q 2 2014.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Foreign exchange gain was $2.8 million during the three months ended June 30, 2014 as compared to a foreign exchange loss of $0.9 million in the same period of the previous year. The Company continues to have exposure to foreign exchange fluctuations as they relate to Canadian dollar cash and cash equivalent holdings. During the three months ended June 30, 2014, Canadian Dollar strengthen against the US dollar by 3.6%

Change in foreign currency warrant liability for the three months ended June 30, 2014 was a gain of $0.2 million due to shorter life of the warrants to expiry, which yielded lower volatility.

There was no impairment loss recognized during Q2 2014 vs. a $0.6 million impairment loss on investment in associate during Q2 2013. This impairment loss related to a write down of the investment due to the impairment of the investment in UMS.

Six months ended June 30, 2014 and 2013

During the six months ended June 30, 2014 (“YTD 2014”) Asanko had a net loss of $10.4 million or a loss of $0.07 per share compared to a gain of $1.6 million or $0.02 per share during the six months ended June 30, 2013 (“YTD 2013”). The main drivers of this increase in net loss of $12 million, were $4.5 million in business development costs incurred in relation to the acquisition of PMI and $3.0 million in restructuring costs related to the closure of PMI’s corporate offices and termination of personnel due to redundancy post the acquisition. In addition to the increase of these costs, the Company recognized $0.1 million gain on the revaluation of the foreign currency warrant liability during the YTD 2014 versus a $10.6 million gain on the revaluation of the foreign currency warrant liability during YTD 2013.

Administration expenses incurred during the six months ended June 30, 2014 were $5.5 million compared to $5.7 million during the same period in the previous, a decrease of approximately 4%.

Significant variances in administration expenses included the following:

•

Office, rent and administration increased by $0.2 million or 23% to $1.0 million during YTD 2014 compared to YTD 2013. This increase was driven by the additional administration costs of approximately $0.4 million related to the PMI’s corporate offices, which were offset by a $0.2 million decrease across the Company’s other administration offices. PMI’s corporate offices had been closed as at the date of this MD&A.

•

Share-based compensation increased by $0.15 million in YTD 2014 compared to YTD 2013 as there were 5.6 million share-based options granted during YTD 2014 compared to 0.4 million share-based options granted in YTD 2013. There were, however, less share-based options, granted in previous years that had been vesting during YTD 2014 compared to YTD 2013 – 2.9 million vs. 5.8 million.

•

Professional fees increased by $0.1 million, to $0.5 million YTD 2014, from $0.4 million YTD 2013 due to an increased need of legal services in relation to the Goknet arbitration and other as disclosed in note 15 of the unaudited interim consolidated financial statements for the three and six months ended June 30, 2014.

The increase in the expenses discussed above, was partially offset by decreases in the following expenses:

•

Travel, promotion and investor relations decreased by $0.5 million or 50% during YTD 2014 compared to YTD 2013 (to $0.5 million from $1.0 million) in line with the Company’s efforts to reorganize its investor relations. The reorganization included termination of all investor relations personnel services provided by Universal Mineral Services Ltd. (“UMS”) effective July 1, 2013 and the hiring of an investor relations consultant based in the UK.

•

Regulatory fees, transfer agent fees and shareholder information decreased by $0.1 million to $0.2 million YTD 2014 compared to YTD 2013. These fees were higher in YTD 2013 due to additional one-time filing costs.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Exploration and evaluation expenditures were $0.1 million in YTD 2014 as compared to $1.0 million in YTD 2013, a decrease of $0.9 million. Exploration programs have been on care and maintenance for the last few quarters, in an effort to conserve cash for the advancement of the Project.

Business development costs were $4.5 million during YTD 2014 and $0.7million in the comparative period. During YTD 2014, business development costs included approximately $4.3 million related to the acquisition of PMI with the balance relating to the investigation of other potential acquisition targets, in line with the Company’s strategic goal of becoming a mid-tier gold producer.

During the YTD 2014, the Company incurred restructuring costs of $3.0 million compared to $nil in YTD 2013. The restructuring charges relate to the closure of the PMI corporate offices in Canada and Australia and employee terminations due to redundancy post the acquisition of PMI. The restructuring was completed as at the date of this MD&A. The restructuring costs included $2.5 million of employee termination benefits, $0.3 million of contract terminations costs and $0.2 million of equipment write-offs.

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Income (loss) and comprehensive income (loss)	Earnings (loss) per share
June 30, 2014	$ 356,116	515,436	$ 0.00
March 31, 2014	376,217	$ (10,917,328)	(0.08)
December 31, 2013	247,604	(2,262,150)	(0.03)
September 30, 2013	233,233	(1,009,842)	(0.01)
June 30, 2013	294,955	1,715,473	0.02
March 31, 2013	244,507	(135,684)	(0.00)
December 31, 2012	241,710	(6,071,918)	(0.07)
September 30, 2012	291,818	(1,798,774)	(0.02)

Liquidity and Capital Resources

The Company had working capital of $223.2 million at June 30, 2014 compared to $170.8 million at December 31, 2013, representing an increase in working capital of $52.4 million. As at June 30, 2014, the Company had cash and cash equivalents of $230.5 million compared to cash and cash equivalents of $174.6 million as at December 31, 2013.

On February 6, 2014, the Company acquired cash and cash equivalents of $82.4 million and $1.1 million restricted cash with the acquisition of PMI.

Subsequent to June 30, 2014, the Company amended its debt financing agreement with Red Kite for financing up to $150 million, as discussed above. The proceeds of the loan will be used to, to fund the balance of the capital required to build  Phase 1 of the Asanko Gold Mine Project and provide working capital during commissioning and start-up. With the restructured debt, the Company would have sufficient financial resources to complete the Phase 1 of the Project, which

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

based on the Control Based Estimate has capital costs estimated at $295 million. The Company has incurred $4.2 million in arrangement, legal and other fees related to obtaining the debt facility.

With the available cash resources and debt financing of up to $150.0 million, the Company is well positioned to complete Phase 1 of Project construction, cover its administrative overhead and pursue further growth through organic exploration and mergers and acquisitions.

The Company may receive additional funds through the exercise of outstanding common stock warrants and options or, if required, through the sale of additional common shares either as a private placement or common stock offering.

As at June 30, 2014, the other sources of funds potentially available to the Company are through the exercise of 9,569,500 warrants with a weighted average exercise price of C$4.01 and the outstanding share-based options with terms as follows:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	367,852	2.75	1.85	367,852	2.75	1.85
C$2.01-C$3.00	7,102,000	4.42	2.22	3,226,625	4.29	2.26
C$3.01-C$4.00	3,711,500	2.96	3.76	3,711,500	2.96	3.76
C$4.01-C$5.00	940,500	2.47	4.51	940,500	2.47	4.51
C$6.01-C$7.00	551,250	1.00	6.19	551,250	1.00	6.19
C$7.01-C$8.00	50,000	1.71	8.00	50,000	1.71	8.00
C$8.01-C$9.00	63,000	2.39	8.34	63,000	2.39	8.34
C$9.01-C$10.00	367,500	1.70	9.53	367,500	1.70	9.53
	13,153,602	3.58	3.23	9,278,227	3.19	3.66

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised. As at June 30, 2014 none of the Company’s outstanding share purchase warrants and 6,913,852 share-based options were in-the-money.

During the six months ended June 30, 2014, 57,639 share-based options were exercised for gross proceeds of $92,715.

Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Commitments

As at June 30, 2014, the Company had commitments totaling $2.5 million, for the purchase of mill and electrical equipment. In addition the Company has a purchase order with its EPCM contractor that is predominately driven by hours worked and as such is exposed to one month’s fees, per a standard one month notice period.

Reconciliation of previous financings

Proceeds from the February 2011 Offering (“the Offering”) were $209.6 million, of which the Company has used $117.1 million. Past disclosures have shown a detailed project budget based on the Esaase Project at the time of the financing.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Given the changes in the Company and its projects, there is little relevance in providing a comparison of budget to actual. Going forward the Company will report the total expenditures versus the proceeds of the Offering.

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at as the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Salaries and benefits	$ 276,634	$ 802,813	$ 732,234	$ 1,298,550
Share-based payments	260,418	470,547	974,204	1,208,776
	$ 537,052	$ 1,273,360	$ 1,706,438	$ 2,507,326

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

UMS	$ 48,952	$ 648,492	$ 95,307	$ 1,414,093

Related party balances receivable (payable):

	June 30, 2014	December 31, 2013

UMS	$ (1,914)	$ 18,582

UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but will continue to share the cost of UMS’s office tenancy and IT services where required.

Subsequent Events

On July 17, 2014 the Company’s Board of Directors approved the commencement of construction of Phase 1 of the Asanko Gold Mine Project.

On July 22, 2014 the Company granted 250,000 share-based options to an employee of the Company at an exercise price of C$2.74 per share expiring on July 22, 2019.

As discussed above, the Company and Red Kite finalized terms to amend the existing DSFA and the Company drew down $20 million against the loan.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of mineral properties, measurement of asset retirement obligations and the valuation of share-based payments and foreign currency warrant liability. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

The assumptions used to determine the Company’s asset retirement obligation are as follows:

	Six months ended	Year ended
	June 30, 2014	December 31, 2013

Undiscounted and uninflated estimated future cash obligation	$ 12,528,256	$ 10,642,162
Range of expected term until settlement	12-16 years	14 years
Discount rate range	2.53% - 2.94%	3.38%

Share-based payments and foreign currency warrant liability: Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Asanko Gold Mine Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits that are not envisaged to be part of the Asanko Gold Mine. Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Changes in Accounting Policies including Initial Adoption

There has been no significant change in significant accounting policies.

Financial Instruments and Other Instruments

(a)

Risk exposure

The risk exposure arising from these financial instruments is summarized as follows:

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the six months ended June 30, 2014 of approximately $230,500 (six months ended June 30, 2013 - $196,400).

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk through holding of Canadian dollar (CAD) cash and cash equivalents. As at June 30, 2014, the Company had a CAD cash balance of $44.2   million (December 31, 2013  – $21.9 million) expressed in US dollar equivalent. As at June 30, 2014 and December 31, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates.

(b)

Fair values

(i)

Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at June 30, 2014 and December 31, 2013 of the foreign currency warrant liability associated with the issuance of these warrants is categorized within level 2 of the fair value hierarchy and was estimated using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2014	December 31, 2013
Risk free interest rate	1.09%	1.10%
Expected dividend yield	0%	0%
Share price volatility	39.53%	56%
Share price at the date of valuation	C$2.78	C$1.71
Expected life of warrants	0.35 year	0.85 year

(ii)

Other

The carrying values of cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated annual financial statements for the year ended December 31, 2013.

There has been no material change in the Company’s internal control over financial reporting during the six months ended June 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Summary of Outstanding Share Data

As of the date of this MD&A, there were 173,075,607 common shares of the Company issued and outstanding, 11,837,291 share purchase options outstanding and 9,569,500 share purchase warrants outstanding.

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Three and six months ended June 30, 2014 and 2013

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the year ended December 31, 2013, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Readers are cautioned that there can be no certainty that when various scenarios for optimizing the development strategy for the Project are identified, the Project will be built in two phases or that the overall conclusions will suggest the Project economics are significantly improved over the current Esaase project (May 2013) prefeasibility study, which is on file at www.sedar.com.